EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Immediate Report - Approval of Yes Transaction

Further to the Company's immediate report of November 19, 2014 (ref. no. 2014-01-198423), the Company is pleased to announce that on February 10, 2015, the Board of Directors' subcommittee,[1] Audit Committee and Board of Directors of the Company approved the Company's engagement in a transaction with Eurocom DBS Ltd. ("Eurocom"), which is controlled (indirectly) by Shaul and Yosef Elovitch, the Company's controlling shareholders. In the transaction, the Company will acquire the entire holdings of  Eurocom in DBS Satellite Services (1998) Ltd. ("Yes"), which at this date represent 50.22% of the outstanding share capital of Yes (41.62% fully diluted) and the shareholder loans provided by Eurocom to Yes (approximately NIS 1,538 million as at December 31, 2014) ("the Acquisition Transaction"). Prior to the Acquisition Transaction, the Company and Yes will accept the terms established by the Antitrust Commissioner in the merger decision of March 26, 2014 (for further information about these terms, see the Company's immediate report of March 26, 2014, ref. no. 2014-01-024669), and the Company will exercise the option granted without consideration for the allotment of Yes shares at a rate of 8.6% of the issued capital of Yes.

Under the terms of the Acquisition Transaction, the Company will pay Eurocom NIS 680 million in cash on the closing date, against acquisition of the shares and shareholder loans.  Eurocom will also be entitled to two additional contingent considerations, as follows: the first additional consideration of up to NIS 200 million will be paid based on the tax synergies; and the second additional consideration of up to NIS 170 million will be paid based on the business results of Yes in the next three years.

The agreement was approved after two fairness opinions, prepared by Merrill Lynch International (of the Bank of America group) and Prof. Amir Barnea, were submitted to the members of the committee and Board of Directors.  Completion of the Acquisition Transaction is subject to the approval of the Ministry of Communications and the general meeting of the Company's shareholders, in accordance with section 275(A)(3) of the Companies Law, 1999.

The Company will publish a detailed report in accordance with the Securities  Regulations (Transaction between a Company and its Controlling Shareholder), 2001, within the time prescribed by law,  which will include full details of the transaction as required under these Regulations, and will convene a special general meeting to approve the transaction.

1
An independent committee appointed by the Company's Board of Directors on October 27, 2013 to assess the transaction and conduct negotiations in its respect, and which all its members are external directors. The committee was assisted by various experts, including Merrill Lynch International as financial advisor.